Industrial Services of America, Inc.

7100 Grade Lane, P.O. Box 32428

Louisville, Kentucky  40232

Telephone:  (502) 366-3452

January 4, 2008

Kevin Woody

Branch Chief

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0306

Washington, D.C. 20549

Re:       Industrial Services of America, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 27, 2007
Form 10-Q for Quarterly Period Ended June 30, 2007
Filed August 8, 2007
File No. 000-20979

Dear Mr. Woody:

This letter is in response to your comment contained in your letter dated December 6, 2007 regarding the above referenced filings of Forms 10-K and 10-Q.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

1.   COMMENT: We have reviewed your response to our prior comment one.  Paragraph 2 of SFAS 5 states that amounts owed for services received, such as advertising and utilities, are not contingencies even though the accrued amounts may have been estimated; there is nothing uncertain about the fact that those obligations have been incurred.  Please tell us how you were relieved of your obligation for this liability or revise.

            RESPONSE:  To clarify, we do not believe we have been relieved of the obligation for the services performed.  We do believe that billings to be received after 18 months from the date of original service will not be material, based on our detailed analysis of the prior five year history of third party supplier billings showing that approximately 99% of third party supplier billings were received within the 18-month window.  We utilized this analysis in revising our estimate as of December 31, 2006 and subsequent thereto for invoices not received related to the CWS segment.  We welcome the opportunity to directly discuss this matter with you if this has not fully answered your questions.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

 /s/ Alan L. Schroering

Alan L. Schroering

Chief Financial Officer

Industrial Services of America, Inc.